

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 30, 2008

Mr. Almir Guilherme Barbassa
Chief Financial Officer
Petróleo Brasileiro S.A. - Petrobras
Avenida República do Chile, 65
20031-912 - Rio de Janeiro - RJ
Brazil

> **Re:** **Petróleo Brasileiro S.A. - Petrobras**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed May 19, 2008**
> **File No. 1-15106**

Dear Mr. Barbassa:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

General

1.   We note references in your 20-F to operations in Iran. We also note from certain reports that the company may have arrangements for operations in Sudan. Iran and Sudan are countries that have been identified as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and

export controls. Please describe for us your past, current, and anticipated operations in, or other contacts with, Iran and Sudan. Your response should include descriptions of contacts through subsidiaries, joint ventures or distributors, or other indirect arrangements, if any. Describe in reasonable detail the nature and scope of any products, technologies, equipment, and services you have provided in each country, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of either of the two countries.

2.   We note the disclosure on page 51 that you drilled one well in Iran at the cost of U.S. $80 million. Please advise us of the estimated cost of any future commitments in Iran and Sudan.

3.   Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including, for each country, the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that various U.S. state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investments in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of investor sentiment directed toward companies that have business contacts with countries identified as state sponsors of terrorism.

Item 6. Directors, Senior Management and Employees, page 94

Directors and Senior Management, page 94

Executive Officers of Petrobras, page 98

4.   Please expand your disclosure regarding the business experience of your chief financial officer. Such disclosure should include information that would allow investors to assess Mr. Barbassa's experience and qualifications. See Item 6.A. of Form 20-F.

Compensation, page 100

5.   It appears that you have omitted disclosure regarding compensation on an individual basis for your directors and executive officers. Please revise your

       filing to include disclosure of compensation for your directors and executive officers on an individual basis, or explain why such disclosure is not required. See Item 6.B.1 of Form 20-F.

Financial Statements, page F-1

Consolidated Statements of Income, page F-10

6.   We note that you have reported the following as non-operating items:

- Monetary and exchange variation on monetary assets and liabilities, net;

- Employee benefit expense for non-active participants; and,

- Other taxes.

       Supplementally, explain your basis for reporting each of these as non-operating items. As part of your response, describe the nature of the amounts included in each item. Additionally, provide reference to the authoritative literature that supports your classification.

Report of Independent Registered Accounting Firm, page F-5

7.   Please revise your auditors' report to include a signature, or electronic indication of a signature, as well as the city and state, or applicable equivalent, of issuance. Refer to Regulation S-X, Rule 2-02.

Notes to the Consolidated Financial Statements, page F-16

Note 2. Summary of Significant Accounting Policies

Revenue, cost and expenses, page F-24

8.   Please expand your revenue recognition policy to address when revenue is recognized relative to the delivery of crude oil and oil products, petrochemical products and other products. Also address the other revenue recognition criteria discussed in SAB Topic 13. Additionally, tell us why you have not disclosed your recognition policy with regard to revenues derived from services. We note your earlier disclosure regarding service contracts in Mexico and marketing services provided by PifCo, for example.

Note 16. Employees' Postretirement Benefits and Other Benefits, page F-72

9.   Disclosure appearing on page F-83 indicates that you have assumed a long-term rate of return of 4.00% plus 6.32%, or 10.32%. Explain to us, in reasonable detail, your basis for concluding that this expected long-term rate of return is reasonable. In this regard, we note that the disclosure on page F-77 indicates that a portion of the investments earn 6% plus an inflation adjustment. However, the return on the other investments is either less than that or is unspecified. As part of your response, tell us what the actual return on plan assets has been for each of the last five years.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandra Eisen at (202) 551-3864 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director